UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No.4)

                                    KFx, Inc.
                             ----------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                   48245L 10 7
                                  -------------
                                 (CUSIP Number)

Seth H. Hoogasian, Esq.                           Thermo Electron Corporation
General Counsel                                              81 Wyman Street
(781) 622-1000                                          Waltham, MA 02454-9046

       ----------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)


                                 April 27, 2000
                               ---------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

--------------------------------------------------------------------------------
            1              NAME OF REPORTING PERSON
                           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                           Thermo Electron Corporation
                               IRS No. 04-2209186
--------------------------------------------------------------------------------
            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                           GROUP*

                                                                       (a) [   ]
                                                                       (b) [ x ]
--------------------------------------------------------------------------------
            3              SEC USE ONLY

--------------------------------------------------------------------------------
            4              SOURCE OF FUNDS*

                           OO

--------------------------------------------------------------------------------
            5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [   ]
--------------------------------------------------------------------------------
            6              CITIZENSHIP OR PLACE OF ORGANIZATION


                           State of Delaware

--------------------------------------------------------------------------------
 NUMBER OF SHARES     7    SOLE VOTING POWER
   BENEFICIALLY
  OWNED BY EACH
 REPORTING PERSON          1,195,100
       WITH

--------------------------------------------------------------------------------
                      8    SHARED VOTING POWER

                           0
--------------------------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER

                           1,195,100

--------------------------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER


                           0
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
            11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON

                           1,195,100

--------------------------------------------------------------------------------
            12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
                           EXCLUDES CERTAIN SHARES*                        [   ]
--------------------------------------------------------------------------------
            13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                           4.8%
--------------------------------------------------------------------------------
            14             TYPE OF REPORTING PERSON *

                           CO
--------------------------------------------------------------------------------

      Thermo Electron Corporation hereby amends its statement on Schedule 13D relating to the shares (the "Shares") of common stock, par value $.001 per share, of KFx, Inc. (the "Issuer"), as set forth below.

Item 1. Security and Issuer.

      Item 1 is hereby amended and restated in its entirety as follows:

      This Schedule 13D relates to the shares of common stock, $.001 par value per share, of the Issuer. The Issuer's principal executive offices are located at 1999 Broadway, Suite 3200, Denver, Colorado 80202.

Item 2. Identity and Background

      The first paragraph of Item 2 is hereby amended and restated in its entirety as follows:

     This  Amendment  is  being  filed  by  Thermo  Electron   Corporation  (the
"Reporting Person"), pursuant to Rule 13d-2, to reflect a change in the information previously reported under Items 4, 5 and 6 of this Schedule 13D. The Reporting Person holds the Shares of the Issuer that are the subject of this Amendment through one or more controlled subsidiaries. As of the date of this Amendment, 1,152,500 Shares were held by Thermo Ecotek Corporation ("Ecotek"), a majority-owned subsidiary of the Reporting Person.

Item 4.     Purpose of Transaction

      Item 4 is hereby amended and restated in its entirety as follows:

     Ecotek, through a subsidiary, owns a 95% interest in KFx Fuel Partners, L.P., which owns a K-Fuel coal processing plant located in Gillette, Wyoming. The Issuer owned the remaining 5% interest in KFx Fuel Partners, which is the primary obligor of an approximately $4.4 million reclamation obligation to the State of Wyoming relating to the K-Fuel plant. Ecotek guaranteed to the State of Wyoming the performance of this reclamation obligation. On May 1, 2000, KFx Fuel Partners sold the K-Fuel plant to a buyer who agreed to assume the reclamation obligation, as well as obligations of certain contracts and permits related to the K-Fuel plant. In connection with this transaction, Ecotek sold to the buyer two million Shares that it owned pursuant to a Purchase and Sale Agreement dated April 12, 2000 between KFx Fuel Partners and Landrica Development Company in exchange for the State of Wyoming's release of Ecotek from its guarantee of the reclamation obligation.

     In addition, during the period between April 27, 2000 and May 10, 2000, Ecotek sold an aggregate of 1,098,500 Shares at a price of $2.00 per share in a series of privately negotiated transactions. Ecotek sold 442,500 Shares on April 27, 2000; 421,000 Shares on May 1, 2000; 80,000 Shares on May 2, 2000; and
155,000 Shares on May 10, 2000. Also, Ecotek's warrants to acquire Shares were cancelled on May 10, 2000 in connection with the purchase by Ecotek of the Issuer's 5% interest in KFx Fuel Partners.

      The Reporting Person may sell additional Shares in the future. Conditions relevant to the timing of sales of the Shares by the Reporting Person may include the market performance of the Issuer's common stock, then current market and economic conditions, and the Issuer's then current or prospective financial performance.

      Except as set forth in this Item 4 and in Item 6, neither the Reporting Person nor, to the Reporting Person's knowledge, any of the executive officers or directors of the Reporting Person has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D, although the Reporting Person and such other persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5. Interest in Securities of the Issuer.

     Items 5 (a) - (c) and (e) are hereby amended and restated in their entirety as follows:

      (a) The Reporting Person beneficially owns 42,600 Shares, or approximately 0.2% of the outstanding Shares, owned directly by the Reporting Person and 1,152,500 Shares, or approximately 4.6% of the outstanding Shares, owned by Ecotek. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person own no Shares.

      (b) The Reporting Person has the sole power to vote and dispose of the Shares owned by it.

      (c) Except as described in Item 4 hereof, the Reporting Person has effected no transactions with respect to the Shares during the past 60 days. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person have effected no transactions in the Shares during the past 60 days.

     (e) On May 10, 2000, the Reporting Person ceased to be the beneficial owner of more than five percent of the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     Item 6 is hereby amended and restated in its entirety as follows:

     As set forth in Item 4 hereof, Ecotek has sold an aggregate of 3,098,500 Shares that it owned in exchange for the State of Wyoming's release of Ecotek from its guarantee of a reclamation obligation and in connection with a series of privately negotiated transactions.

Item 7.     Material to be Filed as Exhibits.

      The following document is hereby added as an exhibit:

      (i) Purchase and Sale Agreement between KFx Fuel Partners and Landrica Development Company, dated April 12, 2000.

Signature

      After reasonable inquiry and to the best of its knowledge and belief the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date:  May 12, 2000             THERMO ELECTRON CORPORATION


                                By:   /s/ Theo Melas-Kyriazi
                                      ------------------------------------------
                                      Theo Melas-Kyriazi
                                      Vice President and Chief Financial
                                      Officer

Appendix A is hereby amended and restated in its entirety as follows:

                                   APPENDIX A

     The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer and director of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02454-9046.

Samuel W. Bodman:                         Director, Thermo Electron

     Mr. Bodman is Chairman and Chief Executive Officer of Cabot Corporation, a manufacturer of specialty chemicals and materials. His business address is Cabot Corporation, 75 State Street, Boston, Massachusetts 02109.

Peter O. Crisp:                           Director, Thermo Electron

     Mr. Crisp was, until August 1997, a General Partner of Venrock Associates, a venture capital investment firm. He has been the vice chairman of Rockefeller Financial Services, Inc. since December 1997.

Elias P. Gyftopoulos:                     Director, Thermo Electron

     Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

Frank Jungers:                            Director, Thermo Electron

     Mr. Jungers is a consultant on business and energy matters. His business address is 822 NW Murray, Suite 242, Portland, Oregon 97229.

Robert A. McCabe:                         Director, Thermo Electron

     Mr.  McCabe is  Chairman  of Pilot  Capital  Corporation,  a firm  which is
engaged  in  private   investments.   His  business  address  is  Pilot  Capital
Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

Robert W. O'Leary:                        Director, Thermo Electron

     Mr. O'Leary is the President and Chairman of Premier, Inc., a strategic healthcare alliance. His business address is Premier, Inc., 12225 El Camino Real, San Diego, California 92130.

Hutham S. Olayan:                         Director, Thermo Electron

     Ms. Olayan is the President and a director of Olayan America Corporation, a firm engaged in private investments, including real estate, and advisory services. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

Roger D. Wellington:                      Director, Thermo Electron

     Mr. Wellington is the President and Chief Executive Officer of Wellington Consultants, Inc. and of Wellington Associates, Inc., international business consulting firms.

Richard F. Syron:                         President, Chief Executive Officer
                                          and Director, Thermo Electron
Theo Melas-Kyriazi:                       Vice President and Chief Financial
                                          Officer, Thermo Electron
Mr. Melas-Kyriazi is a citizen of Greece.
Earl R. Lewis:                            Chief Operating Officer,
                                          Measurement and Detection, Thermo
                                          Electron
William A. Rainville:                     Chief Operating Officer, Recycling
                                          and Resource Recovery, Thermo
                                          Electron
Brian D. Holt:                            Chief Operating Officer, Energy and
                                          Environment, Thermo Electron
John T. Keiser:                           Chief Operating Officer,
                                          Biomedical, Thermo Electron